UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-54521
CUSIP NUMBER:	0264 0K107

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	September 30, 2013

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

AMERICAN GRAPHITE TECHNOLOGIES INC.
Full Name of Registrant

Former Name if Applicable

3651 Lindell Road, Suite D#422
Address of Principal Executive Office (Street and Number)

Las Vegas, NV 890103
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the three month period ended September 30, 2013 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report.  The financial statements will not be finalized in time to meet the filing deadline of November 14, 2013.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Rick Walchuk	(702)	473-8227
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
Operating and other expenses for the three month period ended September 30, 2013 are expected to show an increase of $51,612 over the three month period ended September 30, 2012, due to office and general expenses of $44,440 (2013) as compared to $17,920 (2012\), stock based compensation of $42,000 (2013) with no comparable amount for 2012, management fees of $22,500 (2013) as compared to $7,500 (2012, consulting fees of $67,008 (2013) as compared to $66,215 (2012) and professional fees of $14,122 (2013) compared to $14,857 (2012) and a decrease in interest expenses to $Nil (2013) from $766 (2012). The anticipated changes are due to increased operations of the Company. The Company is expecting a loss from operations of $190,070 and a net loss of $190,070, however, the Company has issued securities during the current period which may result in a derivative liability, the impact of which is currently unknown.

AMERICAN GRAPHITE TECHNOLOGIES INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2013	By:	/s/ Rick Walchuk
		Name:	Rick Walchuk
		Title:	President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).